FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by Paul Barron Network on Youtube on August 24, 2023.

PAUL BARRON
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Bitcoin ETF Odds + Impact
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Bitcoin Mining

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Bitcoin ETF Odds & Miner Impact w/ Sue Ennis | Hut 8 Mining

…

Interviewer: "Yeah, Sue. Let's hear a little bit about what's happening with Hut 8 right now. Can you give us any update? I was looking at your website. I see you guys currently have a balance of almost 10,000 Bitcoin. I wish I had that many Bitcoin right now."

Sue Ennis: "Yeah, we've still got a great HODL. I think really the most significant update, and there's only so much I can talk about, is that we're hopefully approving our merger with U.S. Bitcoin Corp. Shareholder voting is now open. We have a shareholder vote date for September 12th. If you are a shareholder and you want to figure out how you can vote – ideally for this merger – take a look at our Twitter page, LinkedIn, and on our website as well. And that's sort of the big news."

…

Cautionary Note Regarding Forward–Looking Information

This communication includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this communication that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this communication include, but are not limited to, statements with respect to the following: the expected outcomes of the Transaction, including the combined company's assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions, among others.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; effective tax rates; the U.S./Canadian dollar exchange rate; inflation; access to capital; timing and receipt of regulatory approvals; acquisition and divestiture activities, operational expenses, returns on investments, transaction costs, fluctuations in energy prices and the Company's energy requirements, the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction; the ability to implement the business plan for the combined company upon completion of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; and the outcome of any litigation proceedings in respect of the Company's legal dispute with Validus Power Corp.

Although the Company believes that the forward-looking statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from management's expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company's control and the effects of which can be difficult to predict: (a) the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons; (b) the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Transaction; (c) risks relating to the retention of key personnel during the interim period; (d) the possibility of litigation relating to the Transaction; (e) risks related to the diversion of management's attention from the Company's ongoing business operations; and (f) other risks inherent to the Company's business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Transaction. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on Company's website at hut8.io, under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or the combined company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, Hut 8 Corp. ("New Hut”) has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.